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                                                                    Exhibit 99.1

                                 HOLLINGER INC.
                             SPECIAL DIVIDEND STATUS

     Toronto, Ontario, Canada, January 10, 2005 -- Hollinger Inc. ("Hollinger") (TSX: HLG.C; HLG.PR.B) today corrected a statement it made on December 17, 2004. Following the announcement by Hollinger International Inc. on December 16, 2004 of the declaration by its Board of Directors of a special dividend in the amount of US$2.50 per share on its Class A Common Stock and its Class B Common Stock, Hollinger had stated that substantially all of its share of the special dividend was required to be lodged as collateral in support of the US$93 million principal amount of Hollinger's outstanding Senior Secured Notes.

     This statement was based upon preliminary legal advice. Upon further analysis, and following the receipt of further particulars in respect of the Hollinger International special dividend and the views of the trustee and collateral agent for the Notes, Hollinger has determined that none of the special dividend is required to be lodged as collateral security for the Notes at this time. The Notes already are adequately collateralized under the existing loan documentation.

     The Hollinger International special dividend is payable on January 18, 2005. As previously announced, Hollinger will receive an aggregate of US$39,432,307.50 in respect of the special dividend. Hollinger has not yet made any determination as to the use of the proceeds of the special dividend, which determination will be made by its Board of Directors.

     In announcing the declaration of the special dividend, aggregating US$227 million, Hollinger International stated that it would be distributing a total of US$500 million to its shareholders, including the special dividend. According to management of Hollinger International, the earnings from which the special dividend will be paid derive from the proceeds of the sale of The Telegraph Group. The proposal is to distribute the balance of these proceeds in the form of a tender offer for shares of Common Stock of Hollinger International after it publishes its delinquent financial statements and other reports, or as a further special dividend. Although the second distribution is expected to be effected in the first quarter of 2005, Hollinger International has given no assurances that it would distribute further cash to shareholders in either form.

     Hollinger's principal asset is its interest in Hollinger International Inc. which is a newspaper publisher the assets of which include the Chicago Sun-Times, a large number of community newspapers in the Chicago area, a portfolio of news media investments and a variety of other assets.


Media contact:
Larry Parnell
Hill & Knowlton
416-413-4623
larry.parnell@hillandknowlton.ca


                              www.hollingerinc.com